EXHIBIT 99.10
TOTAL
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TOTAL S.A.
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Total Farms into the Bemolanga Heavy Oil License in Madagascar
Paris, September 17, 2008, Total announces that it has signed an agreement with Madagascar Oil S.A. to farm into the Bemolanga license with a 60% interest.
Located onshore in western Madagascar, the 6,500-square-metre Bemolanga license was awarded to Madagascar Oil in 2004. The license contains heavy oil in place that were evaluated at 10 billion barrels during earlier drilling operations and that can be developed using mining technology.
Following the transaction, Total will operate the license. During the initial appraisal phase, additional core drills will be drilled to determine the license’s potential. A production pilot will be set up in a second phase to confirm the development parameters before considering a large scale development of the license.
Taking advantage of its experience acquired in Venezuela and in Canada where the Group already holds significant resources of heavy oil, Total is expanding its development strategy in this segment of the industry. Developing the heavy oil is essential to guarantee the supply to the world markets within the next decade.
Total is already active in Madagascar in marketing, aviation fuel and petroleum product logistics.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com